Exhibit 12.2

UAP HOLDING CORP.

Pro Forma Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended 2004	Fourteen Weeks Ended May 30, 2004	Twelve Months Ended May 30, 2004
Fixed Charges as Defined:
Interest expense	$67,386	18,038	68,371
Interest component of lease rents	13,397	3,326	13,369

Total fixed charges (A)	$80,783	21,364	81,740

Earnings as Defined:
Pretax income (loss)	$41,671	36,110	38,115
Add fixed charges	80,783	21,364	81,740

Earnings and fixed charges (B)	$122,454	57,474	119,855

Ratio of earnings to fixed charges (B/A)	1.52x	2.69x	1.47x